Prudential Investment Portfolios 2
655 Broad Street
Newark, New Jersey 07102

June 30, 2016

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re: Prudential Investment Portfolios 2: Form N-1A

Amendment No. 19 to the Registration Statement under

the Investment Company Act of 1940

Investment Company Act No. 811-09999

Dear Mr. Zapata:

We filed through EDGAR on March 30, 2016 on behalf of Prudential Investment Portfolios 2 (the “Trust” or the “Registrant”) Amendment No. 19 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”). The Amendment was filed in order to update the Registration Statement disclosure as required on an annual basis, as well as to reflect the repositioning of the Prudential Core Ultra Short Bond Fund (the “Ultra Short Bond Fund”). With respect to the latter, the Amendment was filed for the purpose of (i) repositioning the Ultra Short Bond Fund from a money market fund into an ultra-short bond fund; (ii) reflecting the Ultra Short Bond Fund’s new investment policies and strategies; and (iii) renaming the Ultra Short Bond Fund from “Prudential Core Taxable Money Market Fund” to “Prudential Core Ultra Short Bond Fund.”

This letter is intended to respond to the comments on the Amendment that the staff of the Division of Asset Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to Amanda Ryan on May 2, 2016. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in a post-effective amendment to the Registration Statement, to be filed shortly. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment.

1.	Comment: Please update the series/class identifiers for the Ultra Short Bond Fund to reflect the name change.

Response: The series/class identifiers for the Fund have been updated.

2.	Comment: With respect to the Prudential Short-Term Municipal Bond Fund and the Ultra Short Bond Fund, please note that the weighted average maturity or weighted average duration must be three years or less. Please confirm if that is the case. The fund currently reports that 65% of the total assets have a remaining average life of three years or less, but it is not clear whether that refers to the weighted average maturity or the weighted average duration.

Response: With respect to the Ultra Short Bond Fund, the disclosure has been updated to clarify that the fund meets the stated requirements with respect to weighted average maturity and weighted average duration. As discussed with the Staff, all disclosure relating to the inactive series of the Registrant will be removed, including that for the Prudential Short-Term Municipal Bond Fund.

3. Comment: With respect to the Government Money Market Fund, the Treasury Money Market Fund, and the National Municipal Money Market Fund, the disclosure stating that these funds will comply with the requirements of Rule 2a-7 if they become operational is not adequate. Disclosure relating to these funds must comply with the requirements of Form N-1A, including the new money market fund rules as of the October 2016 compliance date.

Response: As discussed with the Staff, all disclosure relating to the inactive series of the Registrant will be removed, including that for the Government Money Market Fund, Treasury Money Market Fund, and National Municipal Money Market Fund.

4. Comment: If inactive series disclosure is retained, please correct the table in the prospectus titled “Investment Risks” to show that not all funds have the ability to invest 100% in certain securities due to the constraints of the “names rule” and the money market fund rules. If the inactive series disclosure is not retained then this comment may be disregarded.

Response: As discussed with the Staff, all disclosure relating to the inactive series of the Registrant will be removed.

5. Comment: In the prospectus section titled “How to Buy and Sell Fund Shares: NAV,” please amend the disclosure to clarify that net asset value may be determined earlier than 4:15 p.m. on those occasions that the New York Stock Exchange closes early for unanticipated reasons.

Response: A supplement to the Registration Statement filed on June 22, 2016 contains revised disclosure to this effect.

6. Comment: If the inactive series disclosure is retained, please consider adding a discussion of the money market rule reforms, with a specific discussion concerning which of the six series of the portfolio will be impacted. If the inactive series disclosure is not retained then this comment may be disregarded.

Response: As discussed with the Staff, all disclosure relating to the inactive series of the Registrant will be removed.

Tandy Representations

The Fund hereby acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to Amanda Ryan at (973) 367-5401.

Sincerely,

/s/ Amanda Ryan

Amanda Ryan

Director & Corporate Counsel